6400 South Fiddler’s Green Circle, Suite 1970 Englewood, CO. 80111 Phone: 720.488.1711 Fax: 720.488.1722

May 20, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Lifevantage Corporation

Withdrawal of Registration Statement on Form SB-2
Filed December 17, 2007
File No. 333-148119

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Lifevantage Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form SB-2 (File No. 333-148119) as filed on December 17, 2007, and all exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to the mutual agreement reached among the Registrant and the participants in the Registrant’s recent private placement offering, to which the Registration Statement related.

The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application for withdrawal will not be granted.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions or comments regarding this request for withdrawal, please contact the undersigned at (720) 488-1711 or Sarah Barnes of the Registrant’s outside legal counsel, Kendall, Koenig & Oelsner PC, at (303) 672-0117.

Best regards,

/s/ Bradford K. Amman

Bradford K. Amman
Chief Financial Officer

cc:    Sarah Barnes – Kendall, Koenig & Oelsner PC